MUTUAL FUND DISTRIBUTION SERVICES AGREEMENT

THIS **MUTUAL FUND SERVICES AGREEMENT** (the "Agreement") is effective as of March 1, 2017, between Keeley-Teton Advisors, LLC, a Delaware limited liability company ("Keeley-Teton") and G.distributors, LLC, a Delaware limited liability company (the "Distributor").

WHEREAS, following the appointment of the Distributor as the distributor of the Keeley Funds, Inc., a Maryland corporation (the "Keeley Funds") effective as of the close of business February 28, 2017, Keeley-Teton wishes to memorialize the terms pursuant to which the Distributor will provide distribution services to the Keeley Funds; and

WHEREAS, subject to the terms and conditions of this Agreement, the Distributor is willing to provide distribution services to the Keeley Funds.

NOW, THEREFORE, the Distributor and Keeley-Teton hereby agree as follows:

1. Compensation. Keeley-Teton will compensate the Distributor as follows:

    a. Service Fee – Keeley-Teton will pay the Distributor a monthly fee of $15,000 for general oversight, compliance and registration activities related to the Distributor's distribution activities related to the Keeley Funds.

    b. Wholesaler Commissions – Keeley-Teton will reimburse the Distributor for the actual commissions paid to its wholesalers regarding their specifically identifiable sales of the Keeley Funds. The Distributor submits its reimbursement requests to Keeley-Teton in accordance with its policies and procedures for remitting commission payments to its registered mutual fund wholesalers on a per fund basis. The parties hereto agree that the rate of such commission payments to such wholesalers will be 0.25% of the sales of the Keeley Funds that are specifically identifiable to the activities of such wholesalers.

    c. Wholesaler Expense Reimbursement – Keeley-Teton will reimburse the Distributor for the actual reasonable expenses it reimbursed to its wholesalers regarding their specifically identifiable sale activities of the Keeley Funds. The Distributor will submit its reimbursement requests to Keeley-Teton in accordance with its policies and procedures for allocating wholesaler expense payments to its registered mutual fund wholesalers on a per fund basis.

    d. Third-Party Mutual Fund Platform Fees – Keeley-Teton will reimburse the Distributor for any actual third-party mutual fund platform fees that it incurs that are specifically related to the Keeley Funds, provided that such fees are specifically identifiable in a third-party invoice that attributes such fees to assets invested in the Keeley Funds.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the effective date.

G.distributors, LLC	Keeley-Teton Advisors, LLC
Name:	Name:
Title: CEO	Title: President